Room 4561

November 14, 2006

Ms. Kristina K. Pappa
Secretary and General Counsel
Atari, Inc.
417 Fifth Avenue
New York, New York 10016

Re: Atari, Inc.
Preliminary Proxy Statement on Schedule 14A filed November 3, 2006
File No. 0-27338

Dear Ms. Pappa:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 1, page 5

1.   Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposals and prospective charter amendment. In amending your charter, Section 242(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability." Your disclosure does not indicate whether the board of directors adopted the amendment for which you are seeking stockholder approval. Please revise your disclosure as appropriate.

2.   You state that cash payments will be made in lieu of the issuance of fractional shares. Accordingly, certain shares will be eliminated upon your proposed reverse stock split. Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act and address whether the reverse stock split has "a reasonable likelihood or a purpose of producing" the effects described in Rule 13e-3(a)(3)(ii). Please disclose whether this is a first step in a going private transaction. Please also provide additional disclosure with respect to the effects of the reverse stock split on the number of your record holders. Please see Interpretation M.30 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

3.   With respect to your proposal to reduce your number of authorized shares, please clarify whether your reduction also affects the authorized shares of preferred stock.

4.   For purposes of clarity, please provide an illustrative table reflecting the current number of shares outstanding, reserved for issuance and available for issuance before and after your proposed reverse stock split.

5.   You state that the reason for changing your name is to reduce the likelihood of confusion for stockholders who do not exchange their stock certificates. Please elaborate on why this concern rises to such a level as to require your name change. We note that Atari is a well-recognized brand in your industry and that companies have undergone reverse stock splits without changing their names. We further note that stockholder confusion may also arise as a result of your name change. Please discuss the board considerations, if any, with respect to the foregoing.

                                *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

        Sincerely,

        Barbara C. Jacobs
        Assistant Director

cc: Via Facsimile
   David W. Bernstein, Esq.
   Clifford Chance US LLP
   31 West 52nd Street
   New York, New York 10019
   Telephone: (212) 878-8000
   Facsimile: (212) 878-8375